82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

[redacted]

08001084

March 4, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the Notice Under ASX Listing Rule 3.19A. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

dlw 3/6

82-35029

4 March 2008

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The acquisition of 4,100,000 WDC stapled securities in the Westfield Group from the Westfield Officers Superannuation Fund relates to securities which had been asset allocated in that Fund to the account of Mr FP Lowy. These securities have been transferred to Cordera Holdings Pty Limited, a Lowy family company. Accordingly, there has been no change in the relevant interest of the above directors in relation to this transaction.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P. Lowy
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield Officers Superannuation Fund and the Westfield Executive Option Plan Trust. Certain of the Lowy family interests are held through nominee accounts with UBS AG and ANZ Nominees.
Date of change	29 February 2008
No. of securities held prior to change	179,598,368
Class	WDC and WDCNA
Number acquired	4,100,000 WDC stapled securities 18 WDCNA stapled securities
Number disposed	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.80 per WDC stapled security $17.45 per WDCNA stapled security
No. of securities held after change	179,598,386
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	4,100,000 WDC stapled securities - off-market trade 18 WDCNA stapled securities – Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield Officers Superannuation Fund and the Westfield Executive Option Plan Trust. Certain of the Lowy family interests are held through nominee accounts with UBS AG and ANZ Nominees.
Date of change	29 February 2008
No. of securities held prior to change	179,598,368
Class	WDC and WDCNA
Number acquired	4,100,000 WDC stapled securities 18 WDCNA stapled securities
Number disposed	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.80 per WDC stapled security $17.45 per WDCNA stapled security
No. of securities held after change	179,598,386
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	4,100,000 WDC stapled securities - off-market trade 18 WDCNA stapled securities – Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield Officers Superannuation Fund and the Westfield Executive Option Plan Trust. Certain of the Lowy family interests are held through nominee accounts with UBS AG and ANZ Nominees.
Date of change	29 February 2008
No. of securities held prior to change	179,598,368
Class	WDC and WDCNA
Number acquired	4,100,000 WDC stapled securities 18 WDCNA stapled securities
Number disposed	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.80 per WDC stapled security $17.45 per WDCNA stapled security
No. of securities held after change	179,598,386
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	4,100,000 WDC stapled securities – off-market trade 18 WDCNA stapled securities – Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield Officers Superannuation Fund and the Westfield Executive Option Plan Trust. Certain of the Lowy family interests are held through nominee accounts with UBS AG and ANZ Nominees.
Date of change	29 February 2008
No. of securities held prior to change	179,598,368
Class	WDC and WDCNA
Number acquired	4,100,000 WDC stapled securities 18 WDCNA stapled securities
Number disposed	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.80 per WDC stapled security $17.45 per WDCNA stapled security
No. of securities held after change	179,598,386
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	4,100,000 WDC stapled securities - off-market trade 18 WDCNA stapled securities – Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

March 4, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the Change of Director's Interest Notice. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

4 March 2008

RECEIVED

2008 MAR -5 ...

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose an Appendix 3Y (Change of Director's Interest Notice), as required under Listing Rule 3.19A for Ms Carla Zampatti, AM, in relation to her acquisition of 2,656 WDCNA stapled securities under the Westfield Group Distribution Reinvestment Plan.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carla Maria Zampatti
Date of last notice	18 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest held through private companies, Carla Zampatti Pty Limited and Zampatti Pty Limited
Date of change	29 February 2008
No. of securities held prior to change	338,922
Class	WDCNA
Number acquired	Carla Zampatti – 553 Carla Zampatti Pty Limited – 7 Zampatti Pty Limited – 2,096
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.45 per WDCNA stapled security
No. of securities held after change	341,578

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

END

+ See chapter 19 for defined terms.